Exhibit 99.1

Control4 Reports Financial Results for Q1 2019

SALT LAKE CITY — May 9, 2019 8:30 AM EST — Control4 Corporation (NASDAQ: CTRL), a leading global provider of smart-home and networking solutions, today announced financial results for its first quarter ended March 31, 2019.

Revenue for the first quarter of 2019 was $60.4 million, compared to revenue of $59.1 million for the first quarter of 2018, representing quarterly year-over-year growth of 2.2%.

Net Loss for the first quarter of 2019 was $2.0 million, or $0.07 per diluted share, compared to Net Income in the first quarter of 2018 of $1.0 million, or $0.04 per diluted share.

Non-GAAP Net Income for the first quarter of 2019 was $3.6 million, or $0.13 per diluted share, compared to Non-GAAP Net Income in the first quarter of 2018 of $5.8 million, or $0.21 per diluted share. A reconciliation of GAAP to non-GAAP financial information is contained in the attached tables.

During the first quarter of 2019, the Company used approximately $11.1 million in cash related to the acquisition of Switzerland-based NEEO.  In addition, the Company repurchased 139,782 shares of Control4 stock for approximately $2.5 million, paid $1.8 million for taxes related to the net share settlement of restricted stock units in lieu of issuing an additional 103,094 shares, and used approximately $1.2 million in cash for capital expenditures.  These uses of capital combined with cash flow from operations resulted in a decrease in unrestricted cash and net investments to $72.0 million as of March 31, 2019, compared to $93.3 million as of December 31, 2018.

Cancellation of Q1 Earnings Call

In light of today’s announcement regarding the pending transaction with SnapAV, the Company will not host its previously announced conference call to discuss its first quarter 2019 financial results.  Additionally, given the pending transaction, the Company is not updating its outlook for the balance of 2019.  Information about today’s announcement regarding the transaction can be found on our website at https://investor.control4.com/press-releases.

Additional Financial and Operational Metrics

Revenue ($ mm)	1Q 2019	4Q 2018	1Q 2018
North America Core Revenue(1)	46.2	54.4	45.7
International Core Revenue	14.1	17.5	12.8
Other Revenue(2)	0.1	0.6	0.6
Total Revenue	60.4	72.5	59.1

(1)         We refer to revenue from sales of our products through our dealers, distributors and retailers as our Core Revenue, exclusive of revenue from hospitality projects, such as installations in hotels

(2)         Primarily consists of Hospitality Revenue

Control4 Announces First Quarter 2018 Financial Results

	1Q 2019	4Q 2018	1Q 2018
Dealer Adds(3)
North America	94	87	83
International(4)	183	50	52
Total Dealer Adds	277	137	135

Active Dealers(3), (5)
North America	3,305	3,264	3,108
International	1,290	1,238	1,195
Total Active Dealers	4,595	4,502	4,303

Total Dealers(3)
North America	3,463	3,402	3,215
International	1,637	1,479	1,358
Total Dealers	5,100	4,881	4,573

Controller Shipments	23,517	31,010	23,413

(3)         These dealer figures only include dealers authorized to sell and install the full Control4 line of products and exclude approximately 870 active dealers that are currently authorized to sell only the Pakedge and or Triad brand of products.

(4)         The dealer adds figure for 1Q 2019 include 133 dealers that were acquired as part of the direct-to-dealer transitions in Ireland, New Zealand, and Switzerland.

(5)         We define an active, authorized dealer (“active dealer”) as one that has placed an order with us in the trailing 12-month period.

About Control4 Corporation:

Control4 [NASDAQ: CTRL] is a leading global provider of automation and networking systems for homes and businesses, offering personalized control of lighting, music, video, comfort, security, communications, and more into a unified smart home system that enhances the daily lives of its consumers. Control4 unlocks the potential of connected devices, making networks more robust, entertainment systems easier to use, homes more comfortable and energy efficient, and provides families more peace of mind. Today, every home and business needs automation horsepower and a high-performance network to manage the increasing number of connected devices. The Control4 platform interoperates with more than 13,500 third-party consumer electronics products, ensuring an ever-expanding ecosystem of devices will work together. Control4 is now available in approximately 100 countries. Leveraging a professional channel that includes over 5,900 custom integrators, retailers, and distributors authorized to sell Control4 products, Pakedge branded networking solutions and Triad branded speakers. Control4 is delivering intelligent solutions for consumers, major consumer electronics companies, hotels, and businesses around the world.

Additional Information about the Proposed Merger Transaction and Where to Find It

This press release may be deemed to be solicitation material in respect of the proposed merger transaction involving Control4. In connection with the proposed merger transaction, Control4 will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a proxy statement on Schedule 14A (the “Proxy Statement”). This press release is not a substitute for the Proxy Statement or for any other document that Control4 may file with the SEC and or send to Control4’s stockholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF CONTROL4 ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CONTROL4, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents filed by Control4 with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Control4 with the SEC will also be available free of charge on Control4’s website at www.control4.com, or by contacting Control4’s Investor Relations contact at the Blueshirt Group, LLC at (415) 217-2632. Control4 and its directors and certain of its executive officers may be considered participants in the solicitation of proxies from Control4’s stockholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of Control4 is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 11, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 20, 2019 and in subsequent documents filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described above.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding Control4’s business and financial outlook. All statements other than statements of historical fact contained in this press release are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Control4’s control. Control4’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with Control4’s ability to obtain the stockholder approval required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (iii) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; and (iv) those, risks detailed in Control4’s most recent Annual Report on Form 10-K, and subsequent filings with the SEC in connection with the proposed transaction, as well as other reports and documents that may be filed by Control4 from time to time with the SEC. Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent Control4’s views as of the date of this press release. Control4 anticipates that subsequent events and developments may cause its views to change. Control4 has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing Control4’s views as of any date subsequent to the date of this press release.

Non-GAAP Financial Measures

Control4’s stated results include certain non-GAAP financial measures, including non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP income (loss) from operations, non-GAAP operating income percentage, non-GAAP net income (loss), and non-GAAP net income (loss) per diluted share. Non-GAAP gross margin excludes non-cash expenses related to stock-based compensation, amortization of intangible assets, and acquisition-related costs. We further exclude expenses related to executive severance and litigation settlements from non-GAAP income from operations and non-GAAP net income.

Management believes that it is useful to exclude stock-based compensation expense because the amount of such expense in any specific period may not directly correlate to the underlying performance of the business operations.

The company has recently completed acquisitions that resulted in operating expenses that would not have otherwise been incurred. Management has provided supplementary non-GAAP financial measures, which exclude acquisition-related expense items, to allow more accurate comparisons of the financial results to historical operations, forward-looking guidance and the financial results of less acquisitive peer companies. Management considers these types of costs and adjustments, to a great extent, to be unpredictable and dependent on a significant number of factors that are outside of the company’s control. Furthermore, the company does not consider these acquisition-related costs and adjustments to be related to the organic continuing operations of the acquired businesses and are generally not relevant to assessing or estimating the long-term performance of the acquired assets. In addition, the size, complexity and/or volume of past acquisitions, which often drives the magnitude of acquisition-related costs, may not be indicative of the size, complexity and/or volume of future acquisitions. By excluding acquisition-related costs and adjustments from the non-GAAP measures, management is better able to evaluate the ability to utilize its existing assets and estimate the long-term value that acquired assets will generate. The company believes that providing a supplemental non-GAAP measure which excludes these items allows management and investors to consider the ongoing operations of the business both with, and without, such expenses.

These acquisition-related costs are included in the following categories: (i) professional service fees, recorded in operating expenses, which include third-party costs related to transactions, and legal and other professional service fees associated with diligence, entity formation and corporate structuring, disputes and regulatory matters related to transactions; (ii) transition and integration costs, recorded in operating expenses, which include retention payments, transitional employee costs, earn-out payments treated as compensation expense, as well as the costs of integration-related services provided by third parties; and (iii) acquisition-related adjustments which include adjustments to acquisition-related items such as being required to record acquired inventory at its fair value, resulting in a step-up in the inventory value, and having to reverse part of our valuation allowance in order to offset the deferred tax liability that was recorded based on differences between the book and tax basis of assets acquired and liabilities assumed. The step-up in inventory is recorded through cost of goods sold when the inventory is sold, resulting in a negative impact to our gross margin. Although these expenses are not recurring with respect to past acquisitions, the company will generally incur these expenses in connection with any future acquisitions.

The company excludes the amortization of acquired intangible assets from non-GAAP measures. These amounts are inconsistent in amount and frequency and are significantly impacted by the timing and size of acquisitions. Providing a supplemental measure which excludes these charges allows management and investors to evaluate results “as-if” the acquired intangible assets had been developed internally rather than acquired. Although the company excludes amortization of acquired intangible assets from non-GAAP measures, management believes that it is important for investors to understand that such intangible assets contribute to revenue generation. Amortization of intangible assets that relate to past acquisitions will recur in future periods until such intangible assets have been fully amortized. Future acquisitions may result in the amortization of additional intangible assets.

Furthermore, we believe it is useful to exclude expenses related to litigation settlements and executive severance because of the variable and unpredictable nature of these expenses which are not indicative of past or future operating performance. We believe that past and future periods are more comparable if we exclude those expenses.

Management believes these adjustments provide useful comparative information to investors. Non-GAAP results are presented for supplemental informational purposes only for understanding the operating results. The non-GAAP results should not be considered a substitute for financial information presented in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. The non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. Management urges investors to review the reconciliation of non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate the business.

CONTACT:

Investor Relations

Lauren Sloane

The Blueshirt Group

Tel: +1 415-217-2632

lauren@blueshirtgroup.com

Source: Control4

CONTROL4 CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	March 31,	December 31,
	2019	2018
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$19,828	$40,395
Restricted cash	264	259
Short-term investments	48,789	52,794
Accounts receivable, net	30,316	33,016
Inventories	45,867	42,684
Prepaid expenses and other current assets	9,633	6,100
Total current assets	154,697	175,248
Property and equipment, net	9,540	9,663
Operating lease right-of-use assets	10,567	—
Long-term investments	3,201	—
Intangible assets, net	25,389	20,651
Goodwill	31,403	21,530
Other assets	22,560	25,456
Total assets	$257,357	$252,548
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$23,083	$26,213
Accrued liabilities	7,151	9,142
Current portion of deferred revenue	5,588	5,507
Current operating lease liability	3,924	—
Total current liabilities	39,746	40,862
Long-term operating lease liability	7,924	—
Other long-term liabilities	5,838	5,339
Total liabilities	53,508	46,201
Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, $0.0001 par value; 500,000,000 shares authorized; 26,655,506 and 26,516,912 shares issued and outstanding at March 31, 2019 and December 31, 2018, respectively	3	3
Additional paid-in capital	234,999	235,529
Accumulated deficit	(30,355)	(28,385)
Accumulated other comprehensive loss	(798)	(800)
Total stockholders’ equity	203,849	206,347
Total liabilities and stockholders’ equity	$257,357	$252,548

CONTROL4 CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended
	March 31,
	2019	2018
	(unaudited)
Revenue	$60,425	$59,149
Cost of revenue	31,142	28,410
Gross margin	29,283	30,739
Operating expenses:
Research and development	11,817	10,940
Sales and marketing	13,342	12,535
General and administrative	7,117	6,293
Total operating expenses	32,276	29,768
Income (loss) from operations	(2,993)	971
Other income (expense), net:
Interest, net	344	236
Other income (expense), net	(87)	(357)
Total other income (expense), net	257	(121)
Income (loss) before income taxes	(2,736)	850
Income tax benefit	(766)	(116)
Net income (loss)	$(1,970)	$966
Net income (loss) per common share:
Basic	$(0.07)	$0.04
Diluted	$(0.07)	$0.04
Weighted-average number of shares:
Basic	26,563	25,904
Diluted	26,563	27,526

Stock-based compensation included in the consolidated statement of operations data (unaudited):

	Three Months Ended
	March 31,
	2019	2018
Cost of revenue	$78	$68
Research and development	1,287	1,084
Sales and marketing	870	959
General and administrative	1,294	1,224
Total stock-based compensation expense	$3,529	$3,335

CONTROL4 CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31,
	2019	2018
	(unaudited)
Operating activities
Net income (loss)	$(1,970)	$966
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	1,109	969
Amortization of intangible assets	1,620	1,446
Loss on disposal of fixed assets	—	14
Provision for doubtful accounts	8	71
Investment discount and premium amortization, net	(169)	(83)
Stock-based compensation	3,529	3,335
Changes in assets and liabilities:
Accounts receivable, net	2,064	3,235
Inventories	(1,741)	(2,003)
Prepaid expenses and other current assets	(3,034)	(916)
Other assets	1,784	194
Accounts payable	(3,887)	(3,923)
Accrued liabilities	(3,395)	(3,083)
Deferred revenue	25	163
Other long-term liabilities	(650)	84
Net cash provided by (used in) operating activities	(4,707)	469
Investing activities
Purchases of available-for-sale investments	(27,171)	(19,501)
Proceeds from sales of available-for-sale investments	1,800	1,000
Proceeds from maturities of available-for-sale investments	26,399	18,200
Purchases of property and equipment	(1,171)	(892)
Business acquisitions, net of cash acquired	(11,695)	—
Net cash used in investing activities	(11,838)	(1,193)
Financing activities
Proceeds from exercise of options for common stock	310	2,089
Payments for withholding taxes related to net share settlement of equity awards	(1,847)	(3,614)
Repurchase of common stock	(2,522)	(7,448)
Payment of debt issuance costs	—	(113)
Net cash used in financing activities	(4,059)	(9,086)
Effect of exchange rate changes on cash and cash equivalents	42	48
Net change in cash and cash equivalents	(20,562)	(9,762)
Unrestricted and restricted cash and cash equivalents at beginning of period	40,654	30,034
Unrestricted and restricted cash and cash equivalents at end of period	$20,092	$20,272
Supplemental disclosure of cash flow information
Cash paid for interest	$81	$25
Cash paid for taxes	184	167
Supplemental schedule of non-cash investing and financing activities
Settlement of accounts receivable and other assets in business combinations	4,250	—
Business acquisitions holdback liability	1,310	—
Purchases of property and equipment financed by accounts payable	61	207
Net unrealized gains (losses) on available-for-sale investments	55	(64)

CONTROL4 CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(unaudited)

	Three Months Ended
	March 31,
	2019	2018
	(in thousands, except percentages and per share data)
Reconciliation of Gross Margin to Non-GAAP Gross Margin:
Gross margin	$29,283	$30,739
Stock-based compensation expense in cost of revenue	78	68
Amortization of intangible assets in cost of revenue	864	921
Non-GAAP gross margin	$30,225	$31,728
Revenue	$60,425	$59,149
Gross margin percentage	48.5%	52.0%
Non-GAAP gross margin percentage	50.0%	53.6%

Reconciliation of Income (Loss) from Operations to Non-GAAP Income (Loss) from Operations:
Income (loss) from operations	$(2,993)	$971
Stock-based compensation expense	3,529	3,335
Amortization of intangible assets	1,620	1,446
Acquisition-related costs	459	16
Non-GAAP income (loss) from operations	$2,615	$5,768
Revenue	$60,425	$59,149
Operating margin percentage	(5.0)%	1.6%
Non-GAAP operating margin percentage	4.3%	9.8%

Reconciliation of Net Income (Loss) to Non-GAAP Net Income:
Net income (loss)	$(1,970)	$966
Stock-based compensation expense	3,529	3,335
Amortization of intangible assets	1,620	1,446
Acquisition-related costs	459	16
Non-GAAP net income (loss)	$3,638	$5,763
Non-GAAP net income (loss) per common share:
Basic	$0.14	$0.22
Diluted	$0.13	$0.21
Weighted-average number of shares:
Basic	26,563	25,904
Diluted	27,133	27,526